Table of Contents

Oath or Affirmation.. 1

Report of Independent Registered Public Accounting Firm.. 2

Financial Statements:

    Statement of Financial Condition.. 3

    Statement of Operations and Member's Equity 4

    Statement of Cash Flows.. 5

Notes to Financial Statements... 6 – 10

Supplementary Information:

    Schedule I - Computation and Reconciliation of Net Capital under Rule 15c3-1 of the
    Securities and Exchange Commission.. 12

    Schedule II - Supplementary Information Pursuant to Rule 17a-5 of the Securities
    Exchange Act of 1934 13

    Independent Accountants' Agreed-Upon Procedures Report
    on Schedule of Assessment and Payments (Form SIPC-7).. 14

    Form SIPC-7.. 15 – 16

    Exemption Report 17-18